ROPES & GRAY
                     ONE INTERNATIONAL PLACE
                BOSTON, MASSACHUSETTS 02110-2624
                         (617) 951-7000

                        November 22, 1996


Putnam California Tax Exempt Money Market Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the sale during the fiscal year ended September 30, 1996 of 85,531,694 shares of beneficial interest (the "Shares") of Putnam California
Tax Exempt Money Market Fund.

     We have examined copies of (i) your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Fund of such Shares. We have also examined (i) a copy of the notice (the "Notice") to be filed pursuant to the Rule by you with the Securities and Exchange Commission relating to your registration of an indefinite number of shares of beneficial interest of the Fund pursuant to the Securities Act of 1933, as amended, and making definite registration of the Shares pursuant to the Rule, and (ii) a certificate of the Treasurer of the Fund stating that all of the Shares had been recorded as issued and that the appropriate consideration therefore as provided in your Bylaws had been received at September 30, 1996.
ROPES & GRAY
November 22, 1996
page 2


     We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities, and that the Notice will be timely filed with the Securities and Exchange Commission.

     Based upon the foregoing, we are of the opinion that:

     1. The Fund is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.

     2. The Shares were validly issued, fully paid and nonassessable by the Fund at September 30, 1996.

     The Fund is an entity of the type commonly known as a Massachusetts business trust. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable for the obligations of the Fund solely by reason of his being or having been a shareholder of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice.

                              Very truly yours,

                              /s/ Ropes & Gray
                              Ropes & Gray